Exhibit (a)(3)

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September 21, 2007

TO:          SHAREHOLDERS OF BELLAVISTA CAPITAL, INC.

SUBJECT:     OFFER TO PURCHASE SHARES

Dear Shareholder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer") the Purchasers named in the attached Offer (collectively the "Purchasers") are offering to purchase up to 750,000 Shares of common stock (the "Shares") in BELLAVISTA CAPITAL, INC. (the "Corporation") at a purchase price equal to:

                                 $1.75 per Share

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in BELLAVISTA CAPITAL, INC. without the usual transaction costs associated with market sales. Reasons you may wish to sell your Units include:

      o BellaVista decided to cancel all dividends for three years, until approximately 2009, at the earliest.

      o Recently the Corporation has stated that it has "faced some challenges" in its business plan and that its Net Realizable Value has suffered "a decrease of $0.16 per share from our March 31, 2007 estimate." (Form 8-K filed September 6, 2007) (emphasis added).

      o You are unlikely to have any other liquidity options anytime in the next two years (outside tender offers or private sales).

      o You can avoid proration, selling your Shares only if we purchase all of them by checking the "All or None" box on the Letter of Transmittal.

After carefully reading the enclosed Offer, if you elect to tender your Shares, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on purple paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                         MacKenzie Patterson Fuller, LP
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119

If you have any questions or need assistance, please call the Depositary at 800-854-8357.

This Offer expires (unless extended) October 31, 2007.